UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Western Asset High Income Opportunity Fund Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

95766K109
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766K109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,418,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,418,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,418,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.05%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used herein are calculated based upon 127,949,535 shares of Common Stock outstanding as of March 31, 2019, as disclosed in the company's Report Form N-CSRS filed May 29, 2019.

CUSIP No. 95766K109	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,418,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,418,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,418,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.05% [1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein are calculated based upon 127,949,535 shares of common stock outstanding as of March 31, 2019, as disclosed in the company's Report Form N-CSRS filed May 29, 2019.

CUSIP No. 95766K109	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 2 ( “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the SEC on March 14, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 17, 2019 (“Amendment No. 1,” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (“Common Stock”), of Western Asset High Income Opportunity Fund Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 11, 2019, Saba Capital sent a letter to the Issuer containing a stockholder proposal under Rule 14a-8 requesting that the Board of Directors consider authorizing a self-tender for all outstanding shares of Common Stock of the Issuer at or close to net asset value; provided, however, if more than 50% of the Issuer's outstanding shares of Common Stock are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund. A copy of the letter is attached as Exhibit 2.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 2:	Stockholder Proposal Submitted under Rule 14a-8.

CUSIP No. 95766K109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2019

SABA CAPITAL Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

 EXHIBIT 2

Stockholder Proposal Submitted Under Rule 14a-8

September 11, 2019

VIA EMAIL

Robert I. Frenkel

Chief Legal Officer and Secretary

Western Asset High Income Opportunity Fund Inc.

620 Eighth Avenue, 49th Floor

New York, New York 10018

Re:       Western Asset High Income Opportunity Fund Inc. (the “Fund”)

Dear Mr. Frenkel:

As you know, we represent certain investment funds managed by Saba Capital Management, L.P. (“Saba”) that collectively own approximately 15.4 million shares of Common Stock, par value $0.001 per share of the Fund (“Common Stock”), or approximately 12%, of the outstanding shares of Common Stock of the Fund.

This letter shall serve as notice to the Fund as to Saba’s timely submittal, on behalf of the Saba fund referenced herein, of a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) for presentation to the Fund’s stockholders at the Fund’s next annual meeting of stockholders anticipated to be held on or around February 2020, or any postponement or adjournment thereof (the “Meeting”).

Saba’s Rule 14a-8 stockholder proposal (the “Proposal”) is as follows:

PROPOSAL

“BE IT RESOLVED, that the stockholders of Western Asset High Income Opportunity Fund Inc. (the “Fund”), requests that the Board of Directors (the “Board”) consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund’s outstanding shares are submitted for tender, the tender offer should be cancelled and the Board should take the steps necessary to liquidate or convert the Fund into an open-end mutual fund.”

SUPPORTING STATEMENT

According to the Fund’s Semi-Annual Report, filed on May 29, 2019, Broadridge Financial Solutions, Inc. ("Broadridge") was commissioned to perform an independent analysis of the Fund’s performance, and the performance of the Fund’s peer group (“The Performance Universe”). According to Broadridge analysis, the Fund’s performance was worse than the Performance Universe median for each of the 1-, 3-, 5- and 10-year periods ended June 30, 2018. As stated in the Fund's Semi-Annual Report, in addition to the Fund’s performance relative to the Performance Universe, the Board considered the Fund’s performance in absolute terms and the Fund’s performance relative to its benchmark for each of the 1-, 3- and 5-year periods ended June 30, 2018, and, on a net asset value basis, the Fund underperformed its benchmark for each of the 1-, 3- and 5-year periods.

When funds underperform, investors require: (1) a thoughtful and thorough explanation of management’s recent decisions, and (2) the board’s plan going forward. We believe that the Fund’s excessive discount level indicates that the market has lost faith in the Fund’s adviser’s ability to significantly add to stockholder value. We also believe the Board has done little to address the adviser’s poor performance discussed above and that stockholders should have the opportunity to realize a price for their shares of common stock close to NAV. Toward that end, Saba believes the Board should consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to NAV.

If a majority of the Fund’s outstanding shares of Common Stock are tendered, this would demonstrate that there is insufficient stockholder support for continuing the Fund as a closed-end fund. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund. The Fund and Board are likely to come up with a litany of arguments against Proposal 3 but the simple fact of the matter is that the Board has not been able to effectively manage the Fund’s discount. For these reasons, we recommend voting "FOR" this proposal.

END OF PROPOSAL

As is required by Rule 14a-8 of the Exchange Act, attached are letters from National Financial Services verifying that the Saba fund referenced therein continuously and beneficially owned shares of Common Stock having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. Saba intends to continue to hold the shares of Common Stock referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Michael D’Angelo

General Counsel